Exhibit 15.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of InflaRx N.V.:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-221656 and No. 333-240185) and on Form F-3 (No. 333-239759) of InflaRx N.V. of our report dated April 28, 2020, with respect to the consolidated statement of financial position of InflaRx N.V. as of December 31, 2019, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of InflaRx N.V.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Leipzig, Germany
March 25, 2021